UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Seaspine Holdings Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81255T108

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 81255T108

1.	Names of Reporting Persons. Falcon Point Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 221,632
6. Shared Voting Power -0-
7. Sole Dispositive Power 221,632
8. Shared Dispositive Power 526,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions)

IA, OO

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CUSIP No. 81255T108

1.	Names of Reporting Persons. Michael Mahoney

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 221,632
6. Shared Voting Power -0-
7. Sole Dispositive Power 221,632
8. Shared Dispositive Power 526,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 81255T108

1.	Names of Reporting Persons. James Bitzer

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) XX (b) ______

3. SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 221,632
6. Shared Voting Power -0-
7. Sole Dispositive Power 221,632
8. Shared Dispositive Power 526,456

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,088

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ______

11.	Percent of Class Represented by Amount in Row (9) 5.5%

12.	Type of Reporting Person (See Instructions)

IN

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CUSIP No. 81255T108

Item 1.

(a)	Name of Issuer Seaspine Holdings Corp.

(b)	Address of Issuer's Principal Executive Offices 5770 Armada Drive, Carlsbad, CA 92008

Item 2.

(a)	The names of the persons filing this statement are: Falcon Point Capital, LLC (“FPC”); Michael Mahoney (“Mahoney); James Bitzer (“Bitzer”) (the "Filers").

(b)	The principal business office of the Filers is located at: Two Embarcadero Center, Suite 420, San Francisco, CA 94111

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 81255T108

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[XX] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

(f)	[ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)	[XX] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	[ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
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CUSIP No. 81255T108
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Filer is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Bitzer and Mahoney are the controlling members and managers of FPC. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

FPC is a registered investment adviser. Bitzer and Mahoney are the controlling members and managers of FPC.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Material to Be Filed as Exhibits

Not applicable.

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CUSIP No. 81255T108
Item 11.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2019

FALCON POINT CAPITAL, LLC By: /s/ James Bitzer James Bitzer, Manager	/s/ James Bitzer James Bitzer
/s/ Michael Mahoney Michael Mahoney

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CUSIP No. 81255T108

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D, Schedule 13G or Forms 3, 4 or 5 (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer. For that purpose, the undersigned hereby constitute and appoint Falcon Point Capital, LLC a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: January 27, 2017

FALCON POINT CAPITAL, LLC By: /s/ James Bitzer, Manager	/s/ James Bitzer
/s/ Michael Mahoney